Exhibit 7

AGREEMENT

This agreement (this “Agreement”) is dated as of the date of the last signature below (the “Effective Date”), by and between Amyris, Inc., a Delaware corporation (the “Company”) and DSM International B.V. (the “Holder”).

WHEREAS, the Company and the Holder are parties to that certain Securities Purchase Agreement, dated August 2, 2017 (the “SPA”), by and between the Company and the Holder.

WHEREAS, in connection with the closing of the transactions contemplated by the SPA (the “Closing”), on August 7, 2017, the Company issued to the Holder warrants to purchase shares of common stock, par value $0.0001 (the “Common Stock”) of the Company (collectively, the “Warrants”; capitalized terms used but not defined herein shall have the meanings given to such terms in the SPA or Warrants, as applicable), which Warrants contain provisions protecting the Holder from dilution in connection with certain issuances by the Company of equity or equity-linked securities during the three-year period following the Closing at a per share price less than, with respect to the Cash Warrant, the then-current exercise price, and with respect to the Anti-Dilution Warrant, the Base Share Price in the lowest-priced Dilutive Issuance as of such issuance (collectively, the “Anti-Dilution Provisions”).

WHEREAS, on August 17, 2018, the Company amended certain warrants to purchase Common Stock originally issued to affiliates of Vivo Capital LLC (collectively, “Vivo”) on August 3, 2017 pursuant to the Securities Purchase Agreement, dated August 2, 2017 (the “Vivo SPA”), by and between the Company and Vivo by, among other things, reducing the exercise price of such warrants from $6.39 per share to $4.40 per share (the “Vivo Amendments”).

WHEREAS, the parties desire to enter into this Agreement to (i) clarify the current Exercise Price of the Cash Warrant and, with respect to the Anti-Dilution Warrant, the Base Share Price in the lowest-priced Dilutive Issuance as of the Effective Date, taking into account the Vivo Amendments and (ii) provide for a waiver by the Holder of certain claims against the Company under the SPA and the Warrants, including as a result of the Vivo Amendments.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Holder agree as follows:

1.         Current Exercise Price and Warrant Share Amount.  The parties agree that, notwithstanding anything in the Warrants to the contrary, as of the Effective Date (a) the Exercise Price of all of the Warrant Shares underlying the Cash Warrant held by the Holder is $4.40 per share and (b) for the purpose of calculating the Warrant Share Amount under the Anti-Dilution Warrant held by the Holder, the Base Share Price in the lowest-priced Dilutive Issuance is $4.40 per share. For the avoidance of doubt, the foregoing shall not affect the application of the Anti-Dilution Provisions to any issuance occurring after the Effective Date, which application shall be made in accordance with the terms of the Warrants, as clarified by Section 2 below.

2.        Waiver and Release.  As consideration for the Company to enter into this Agreement, to the fullest extent permitted by law, the Holder hereby waives, and releases the Company from any claim relating to or arising from, any breach of any representation, warranty, agreement or covenant made by the Company in the SPA as a result of (i) the Company reporting and using an effective per share price for the securities issued pursuant to the Vivo SPA of $4.40 per share for purposes of any anti-dilution or other similar rights under any securities of the Company and (ii) the Vivo Amendments, including the representations, warranties, agreements and covenants of the Company set forth in Sections 3.1(l), 3.1(m) and 4.13 of the SPA (the “Released Claims”). The Holder further agrees, promises, and covenants that it will not, nor will any person, organization or any other entity acting on its behalf, file, charge, claim, sue, participate in, join or cause or permit to be filed, charged or claimed, any administrative complaint, action for damages, or other relief (including injunctive, declaratory, monetary or other) against the Company with respect to the Released Claims. The parties agree that this Agreement may be pleaded as a full and complete defense to any and all Released Claims. Each party acknowledges and consents that this Agreement may be used as the basis for an injunction to halt any action, suit or other proceeding based upon the Released Claims.  The Holder further represents and warrants that: (i) it owns the Released Claims; (ii) it has not sold, assigned, conveyed or otherwise transferred any rights in or related to any Released Claim; (iii) no other person or entity has any interest in the Released Claims; and (iv) it has the sole right to release such claims.

3.          Full Force and Effect.  Except as expressly clarified or waived by this Agreement, the terms of the SPA and the Warrants shall remain in full force and effect.

4.          Entire Agreement.  This Agreement, the SPA and the Warrants constitute the entire agreement and understanding of the parties with respect to the subject matter hereof, and supersede all prior understandings and agreements, whether oral or written, between or among the parties hereto with respect to the specific subject matter hereof.

5.         Execution. This Agreement may be executed in one (1) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may be executed and delivered by facsimile, or by email in portable document format (.pdf), and delivery of any signature page by such method will be deemed to have the same effect as if the original signature had been delivered to the other party.

6.          Amendments; Waivers.  No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed by each of the Company and the Holder.

7.         Governing Law.  This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. The parties agree that the state and federal courts located within the State of New York shall have exclusive jurisdiction over any dispute arising out of this Agreement or the Warrants and waive all challenges to the jurisdiction of such courts.

8.          Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties and their successors and assigns.

[Signature Page Follows]

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IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date set forth below.

AMYRIS, INC.

By:	/s/ John Melo

Name:	John Melo

Title:	President and CEO

Date:	November 19	, 2018

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date set forth below.

DSM INTERNATIONAL B.V.

By:	/s/ Philip Eykerman

Name:	Philip Eykerman

Title:	Executive Vice President M&A

Date:	November 19	, 2018

By:	/s/ Michael Wahl

Name:	Michael Wahl

Title:	Vice President M&A

Date:	November 19	, 2018